Exhibit 99.2

KANZHUN LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2021 and September 30, 2022	F-2
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income for the Nine Months Ended September 30, 2021 and 2022	F-3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Nine Months Ended September 30, 2021 and 2022	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2022	F-5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	11,341,758	11,158,756
Short-term investments	884,996	2,764,368
Accounts receivable	1,002	4,511
Amounts due from related parties	6,615	10,050
Prepayments and other current assets	724,583	549,174
Total current assets	12,958,954	14,486,859
Non-current assets
Property, equipment and software, net	369,126	550,894
Intangible assets, net	458	390
Right-of-use assets, net	309,085	310,445
Other non-current assets	4,000	4,000
Total non-current assets	682,669	865,729
Total assets	13,641,623	15,352,588
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB2,762,123 and RMB2,752,861 as of December 31, 2021 and September 30, 2022, respectively)

Accounts payable	52,963	51,763
Deferred revenue	1,958,570	2,038,669
Other payables and accrued liabilities	645,138	638,947
Operating lease liabilities, current	127,531	150,513
Total current liabilities	2,784,202	2,879,892

Non-current liabilities (including amounts of the consolidated VIE and VIE’s subsidiaries without recourse to the primary beneficiary of RMB178,844 and RMB154,775 as of December 31, 2021 and September 30, 2022, respectively)

Operating lease liabilities, non-current	183,365	163,800
Total non-current liabilities	183,365	163,800
Total liabilities	2,967,567	3,043,692
Commitments and contingencies (Note 16)
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 1,500,000,000 shares authorized; 748,953,103 Class A ordinary shares issued and 727,855,233 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of December 31, 2021; 749,323,103 Class A ordinary shares issued and 731,868,565 outstanding, 140,830,401 Class B ordinary shares issued and outstanding as of September 30, 2022)	554	560
Treasury shares (21,097,870 and 17,454,538 shares as of December 31, 2021 and September 30, 2022, respectively)	—	(346,532)
Additional paid-in capital	14,624,386	15,160,206
Accumulated other comprehensive (loss)/income	(257,765)	895,743
Accumulated deficit	(3,693,119)	(3,401,081)
Total shareholders’ equity	10,674,056	12,308,896
Total liabilities and shareholders’ equity	13,641,623	15,352,588

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Revenues
Online recruitment services to enterprise customers	3,137,054	3,391,648
Others	31,424	37,139
Total revenues	3,168,478	3,428,787
Operating cost and expenses
Cost of revenues	(404,863)	(552,466)
Sales and marketing expenses	(1,569,199)	(1,318,843)
Research and development expenses	(623,051)	(888,655)
General and administrative expenses	(1,871,950)	(472,099)
Total operating cost and expenses	(4,469,063)	(3,232,063)
Other operating income, net	10,948	14,245
(Loss)/Income from operations	(1,289,637)	210,969
Investment income	15,791	31,112
Financial income, net	6,754	78,013
Foreign exchange (loss)/gain	(317)	10,136
Other (expenses)/income, net	(6,669)	3,682
(Loss)/Income before income tax expense	(1,274,078)	333,912
Income tax expense	(30,066)	(41,874)
Net (loss)/income	(1,304,144)	292,038
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	—
Net (loss)/income attributable to ordinary shareholders	(1,468,209)	292,038

Net (loss)/income	(1,304,144)	292,038
Other comprehensive income
Foreign currency translation adjustments	48,269	1,153,508
Total comprehensive (loss)/income	(1,255,875)	1,445,546

Weighted average number of ordinary shares used in computing net (loss)/income per share
−Basic	420,605,543	870,385,113
−Diluted	420,605,543	916,912,571
Net (loss)/income per share attributable to ordinary shareholders
−Basic	(3.49)	0.34
−Diluted	(3.49)	0.32

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares		Treasury shares			Accumulated
	Number					other		Total
	of shares		Number		Additional	comprehensive	Accumulated	shareholders’
	outstanding	Amount	of shares	Amount	paid-in capital	(loss)/income	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	128,983,824	81	3,657,853	—	452,234	(130,387)	(2,622,045)	(2,300,117)
Net loss	—	—	—	—	—	—	(1,304,144)	(1,304,144)
Foreign currency translation adjustments	—	—	—	—	—	48,269	—	48,269
Share-based compensation	—	—	—	—	301,812	—	—	301,812
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(164,065)	—	—	(164,065)
Repurchase and cancellation of Class B ordinary shares (Note 12)	(1,181,339)	(1)	—	—	(42,263)	—	—	(42,264)
Issuance of Class A ordinary shares upon IPO, net of issuance cost	110,400,000	70	—	—	6,406,802	—	—	6,406,872
Conversion of convertible redeemable preferred shares	551,352,134	353	—	—	5,854,308	—	—	5,854,661
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 12)	24,745,531	16	—	—	1,506,346	—	—	1,506,362
Exercise of share-based awards	47,697,284	30	(3,657,853)	—	167,450	—	—	167,480
Balance as of September 30, 2021	861,997,434	549	—	—	14,482,624	(82,118)	(3,926,189)	10,474,866

	Ordinary shares		Treasury shares			Accumulated
	Number					other		Total
	of shares		Number		Additional	comprehensive	Accumulated	shareholders’
	outstanding	Amount	of shares	Amount	paid-in capital	(loss)/income	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	868,685,634	554	21,097,870	—	14,624,386	(257,765)	(3,693,119)	10,674,056
Net income	—	—	—	—	—	—	292,038	292,038
Foreign currency translation adjustments	—	—	—	—	—	1,153,508	—	1,153,508
Share-based compensation	—	—	—	—	447,961	—	—	447,961
Issuance of ordinary shares for share award plan	—	—	370,000	—	—	—	—	—
Exercise of share-based awards	9,384,732	6	(9,384,732)	—	87,859	—	—	87,865
Repurchase of ordinary shares (Note 12)	(5,371,400)	—	5,371,400	(346,532)	—	—	—	(346,532)
Balance as of September 30, 2022	872,698,966	560	17,454,538	(346,532)	15,160,206	895,743	(3,401,081)	12,308,896

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Cash flows from operating activities
Net (loss)/income	(1,304,144)	292,038
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Share-based compensation	301,812	447,961
Issuance of Class B ordinary shares to TECHWOLF LIMITED (Note 12)	1,506,362	—
Depreciation and amortization	55,464	98,022
Loss from disposal of property, equipment and software	49	85
Foreign exchange loss/(gain)	317	(10,136)
Amortization of right-of-use assets	68,076	106,479
Unrealized investment income	(6,359)	(14,291)
Changes in operating assets and liabilities:
Accounts receivable	6,260	(3,509)
Prepayments and other current assets	(278,684)	30,794
Amounts due from related parties	3,131	(3,435)
Other non-current assets	(4,000)	—
Accounts payable	12,651	(663)
Deferred revenue	679,370	80,099
Other payables and accrued liabilities	125,522	(71,523)
Operating lease liabilities	(59,356)	(104,422)
Net cash generated from operating activities	1,106,471	847,499
Cash flows from investing activities
Purchase of property, equipment and software	(163,765)	(280,672)
Proceeds from disposal of property, equipment and software	14	326
Purchase of short-term investments	(3,390,000)	(3,785,740)
Proceeds from maturity of short-term investments	2,748,000	1,975,000
Net cash used in investing activities	(805,751)	(2,091,086)
Cash flows from financing activities
Proceeds from IPO, net of issuance cost	6,406,872	—
Proceeds from exercise of share options	14,556	238,104
Repurchase of Class A ordinary shares	—	(279,382)
Repurchase of Class B ordinary shares from TECHWOLF LIMITED	(11,584)	—
Net cash generated from/(used in) financing activities	6,409,844	(41,278)
Effect of exchange rate changes on cash and cash equivalents	47,598	1,101,863
Net increase/(decrease) in cash and cash equivalents	6,758,162	(183,002)
Cash and cash equivalents at beginning of the period	3,998,203	11,341,758
Cash and cash equivalents at end of the period	10,756,365	11,158,756

Supplemental cash flow disclosures
Cash paid for income tax	—	73,536

Supplemental schedule of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value	164,065	—
Unpaid consideration for share repurchase	—	67,150
Changes in payables for purchase of property, equipment and software	(21,221)	(537)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION
(a)	Principal activities

KANZHUN LIMITED (“Kanzhun” or the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”) run an online recruitment platform called “BOSS Zhipin” in the People’s Republic of China (“PRC”).

The BOSS Zhipin platform mainly focuses on assisting the recruitment process between job seekers and employers. Through BOSS Zhipin platform, employers, mainly executives or middle-level managers of enterprises, could participate directly in the recruiting process.

(b)	Organization of the Group

As of September 30, 2022, the Company’s principal subsidiaries and consolidated VIE are as follows:

			Attributable
	Place of	Date of	equity interest of
Name of subsidiaries	incorporation	incorporation	the Group	Principal activities

Techfish Limited	Hong Kong, China	February 14, 2014	100%	Investment holding in Hong Kong
Beijing Glory Wolf Co., Ltd. (“Glory”, or the “WFOE”)	Beijing, China	May 7, 2014	100%	Management consultancy and technical service in the PRC

	Place of	Date of	Economic
Name of VIE	incorporation	incorporation	interest held	Principal activities
Beijing Huapin Borui Network Technology Co., Ltd. (“Huapin”)	Beijing, China	December 25, 2013	100%	Online recruitment service in the PRC

(c)	Consolidated variable interest entity

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Group operates its Apps, websites and other restricted businesses in the PRC through a PRC domestic company and its subsidiaries, whose equity interests are held by certain management members of the Company (“Registered Shareholders”). The Company entered into a series of contractual arrangements, which was updated in September 2022, with such PRC domestic company and its respective Registered Shareholders, which enables the Company to have the power to direct activities of the VIE that most significantly affect the economic performance of the VIE and receive substantially all of the economic benefits from the VIE that could be significant to the VIE. Accordingly, the Company is determined to be the primary beneficiary of the VIE for accounting purposes under U.S. GAAP and therefore the Group consolidates the VIE’s results of operations, assets and liabilities in the Group’s consolidated financial statements for all the periods presented. The principal terms of the agreements entered amongst the VIE, the Registered Shareholders and the WFOE are further described below.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(c)	Consolidated variable interest entity (continued)

Exclusive technology and service co-operation agreement

Pursuant to the exclusive technology and service co-operation agreement, the VIE has agreed to engage the WFOE as the exclusive provider of technical consultancy, technical support and other services as agreed. The VIE shall pay service fees to the WFOE, which shall be equivalent to the total consolidated profit of the VIE and its subsidiaries, after offsetting the prior-year accumulated loss (if any), operating cost and expenses, taxes and other statutory contributions. Notwithstanding the foregoing, the WFOE shall have the right to adjust the level of the service fees by taking into account such factors as (a) the complexity and difficulty of the services, (b) the time taken for the services, (c) the scope and commercial value of the management, technical consulting and other services, (d) the scope and commercial value of intellectual property licensing and leasing services, and (e) the market reference price for services of similar kinds. The VIE shall pay the service fees to the WFOE within 30 days after the delivering of payment instructions by the WFOE.

The exclusive technology and service co-operation agreement shall remain effective until, among others, the date on which the WFOE or its designated party is formally registered as the shareholder of the VIE, in the case where the WFOE is permitted by the PRC laws to directly hold the VIE’s shares and the WFOE and its subsidiaries and branches are allowed to engage in the business being currently operated by the VIE.

Exclusive purchase option agreement

Pursuant to the exclusive purchase option agreement, the Registered Shareholders of the VIE have granted the WFOE, or its offshore parent company or its directly or indirectly owned subsidiaries, the exclusive and irrevocable right to purchase all or any part of the respective equity interests in the VIE from the Registered Shareholders at any time. The VIE and the Registered Shareholders irrevocably covenanted that unless with prior written consent by the WFOE, the VIE shall not sell, transfer, pledge, or otherwise dispose all or any part of its assets, and the Registered Shareholders shall not sell, transfer, pledge, or otherwise dispose all or any part of their equity interest in the VIE, other than the creation of the pledge of the VIE’s equity interest pursuant to the contractual arrangements. The purchase price payable by the WFOE or its designee in respect of the transfer of the entire equity interest and/or total assets of the VIE shall be the nominal price, or the minimum price required by competent PRC authorities or PRC laws. However, in any event, subject to the provisions and requirements of PRC laws, the price paid by the WFOE and/or its designee to the VIE and/or Registered Shareholders at any such price shall be returned by the VIE and/or Registered Shareholders to the WFOE at the time and in the form requested by the WFOE.

The exclusive purchase option agreement shall remain effective for ten years with the WFOE having the option to renew it until, among others, all the equity interest in and/or all assets of the VIE has been transferred to the WFOE and/or its designee (registration has been completed for the change of members), and the WFOE and its subsidiaries and branches can legally engage in the business of the VIE.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(c)	Consolidated variable interest entity (continued)

Equity pledge agreement

Pursuant to the equity pledge agreement, the Registered Shareholders of the VIE have pledged 100% equity interests in the VIE to the WFOE to guarantee performance of their contractual obligations under the contractual arrangements and all liabilities, monetary debts or other payment obligations arising out of or in relation with the contractual arrangements. In the event of a breach by the VIE or any of its Registered Shareholders of contractual obligations under the exclusive technology and service co-operation agreement, and the equity pledge agreement, as the case may be, the WFOE, as pledgee, will have the right to (1) demand all the outstanding payment due according to the exclusive technology and service co-operation agreement, and/or (2) exercise its right of pledge according to the equity pledge agreement, or otherwise dispose of the pledged equity interest in accordance with applicable Laws.

The equity pledge agreement shall remain valid until, among others, the VIE and the Registered Shareholders have recorded the release of such pledged equity interests in the register of members of the VIE and completed relevant deregistration procedure.

Spousal consent letter

Pursuant to the spousal consent letter, the spouse of each Registered Shareholder who is a natural person, unconditionally and irrevocably agreed that the equity interests in the VIE held by such Registered Shareholder will be disposed of pursuant to the equity pledge agreement, the exclusive purchase option agreement and the power of attorney (as the case may be). Each of their spouses agreed not to assert any rights over the equity interests in the VIE held by such Registered Shareholder. In addition, in the event that any spouse obtains any equity interests in VIE held by such Registered Shareholder for any reason, he or she agreed to be bound by the equity pledge agreement, the exclusive purchase option agreement and the power of attorney.

Power of attorney

Pursuant to the power of attorney, each of the Registered Shareholders appointed the WFOE and/or its designee as their sole and exclusive agent to act on their behalf, including but not limited to (1) to propose, convene and attend shareholders meetings and sign minutes and resolutions, (2) to exercise all shareholder rights that they are entitled to under PRC law and the relevant articles of association, including but not limited to, the right to vote and the right to sell, transfer, pledge or disposal of all or part of the equity interests owned by such shareholders; and (3) to elect, designate and appoint the legal representative, chairman, directors, supervisors, general manager and other senior executives of the VIE.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(d)	Risks in relations to the VIE structure

The following table set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIE and VIE’s subsidiaries taken as a whole, which were included in the Group’s unaudited interim condensed consolidated financial statements with intercompany transactions eliminated:

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	864,851	873,872
Short-term investments	864,557	1,329,802
Accounts receivable	1,002	3,929
Amounts due from Group companies	86,989	125,745
Amounts due from related parties	6,615	10,050
Prepayments and other current assets	487,598	480,213
Total current assets	2,311,612	2,823,611
Non-current assets
Property, equipment and software, net	368,381	548,476
Intangible assets, net	458	390
Right-of-use assets, net	301,288	294,905
Other non-current assets	4,000	4,000
Total non-current assets	674,127	847,771
Total assets	2,985,739	3,671,382
LIABILITIES
Current liabilities
Accounts payable	52,938	51,678
Deferred revenue	1,958,570	2,036,728
Other payables and accrued liabilities	626,151	521,066
Amounts due to Group companies	27,223	12,576
Operating lease liabilities, current	124,464	143,389
Total current liabilities	2,789,346	2,765,437
Non-current liabilities
Operating lease liabilities, non-current	178,844	154,775
Total non-current liabilities	178,844	154,775
Total liabilities	2,968,190	2,920,212

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(d)	Risks in relations to the VIE structure (continued)

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Total revenues	3,168,478	3,427,797
Cost of revenues	(404,796)	(552,380)
Net income	274,608	319,165

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Net cash generated from operating activities	1,158,919	777,516
Net cash used in investing activities	(795,751)	(733,351)
Net cash used in financing activities	(444,239)	(35,144)
Net (decrease)/increase in cash and cash equivalents	(81,071)	9,021
Cash and cash equivalents at beginning of the period	183,199	864,851
Cash and cash equivalents at end of the period	102,128	873,872

Under the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE through the WFOE that most significantly impact the VIE such as having assets transferred out of the VIE at its discretion. Therefore, the Company considers that there is no asset of the VIE that can be used to settle obligations of the VIE except for registered capital and PRC statutory reserves of the VIE amounting to RMB9,002 and RMB9,002 as of December 31, 2021 and September 30, 2022, respectively. Since the VIE was incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the WFOE for all the liabilities of the VIE.

The Group believes that the contractual arrangements between or among the WFOE, VIE and the Registered Shareholders are following PRC laws and regulations, as applicable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. On March 15, 2019, the PRC Foreign Investment Law was approved and took effect from January 1, 2020. Since the PRC Foreign Investment Law is relatively new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIE will be deemed as a foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating the Group’s income or the income from the VIE, revoking the Group’s business licenses or the business licenses, requiring the Group to restructure its ownership structure or operations and requiring the Group to discontinue any portion or all of the Group’s value-added businesses or other prohibited businesses. Any of these actions could cause significant disruption to the Group’s business operations and have a severe adverse impact on the Group’s cash flows, financial position and operating performance. If the imposing of these penalties causes the WFOE to lose its rights to direct the activities of and receive economic benefits from the VIE, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIE.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)
(e)	COVID-19 impact and liquidity

The Group’s financial performance was impacted by the COVID-19 although the pandemic had been largely contained in China. However, based on the assessment on the Group’s liquidity and financial positions, the Group believes that its current cash and cash equivalents will be sufficient to enable it to meet its anticipated working capital requirements and capital expenditures for at least the next twelve months from the date these unaudited interim condensed consolidated financial statements are issued.

2.	PRINCIPAL ACCOUNTING POLICIES
2.1	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. The consolidated balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. In management’s opinion, the Company has made all adjustments (consisting only of normal, recurring adjustments, except as otherwise indicated) necessary to fairly state its consolidated financial condition, results of operations and cash flows. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period. These financial statements and accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s audited financial statements for the year ended December 31, 2021 in the Company’s Annual Report on Form 20-F.

Significant accounting policies followed by the Group in the preparation of its accompanying unaudited interim condensed consolidated financial statements are summarized below.

2.2	Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in ASC 810, Consolidations on accounting for the VIE, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns; or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor with disproportionately fewer voting rights.

All transactions and balances between the Company, its subsidiaries, the consolidated VIE and VIE’s subsidiaries have been eliminated upon consolidation.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.3	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s unaudited interim condensed consolidated financial statements include but are not limited to the useful lives of property, equipment and software, impairment of long-lived assets, valuation allowance for deferred tax assets, valuation of ordinary shares and share-based compensation. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

2.4	Revenue recognition

The Group accounted for revenue under ASC 606, Revenue from Contracts with Customers, and all periods have been presented under ASC 606. Consistent with the criteria of ASC 606, the Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those services.

To achieve that core principle, the Group applies the five steps defined under ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) a performance obligation is satisfied.

According to ASC 606, revenue is recognized net of value-added tax (“VAT”) when or as the control of services is transferred to a customer. Depending on the terms of the contract, control of services may be transferred over time or at a point in time. Control of services is transferred over time if the Group: (i) provides all of the benefits received and consumed simultaneously by the customer; (ii) creates and enhances an asset that the customer controls as the Group performs; or (iii) does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of services is transferred over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the services.

Online recruitment services to enterprise customers

The Group provides online recruitment services carrying different kinds of features to enterprise customers, including direct recruitment services such as job postings, and value-added tools such as bulk invite sending, which could be purchased as a part of subscription packages or on a standalone basis.

Based on the pattern by which the Group provides services and how enterprise customers benefit from services, these services can be divided into two categories in terms of revenue recognition: (i) services over a particular subscription period, which provide enterprise customers certain rights during a particular subscription period; for example, paid job postings allow enterprise customers to present certain job positions, receive job seeker recommendations, browse the mini-resume of and chat with a certain number of job seekers in its platform during the subscription period; and (ii) services with definite and limited number of usages within an expiration period, such as bulk invite sending and advanced filer. Accordingly, the Group recognizes its revenues from online recruitment services either over time or at a point in time as following:

●	For services over a particular subscription period, the Group has a stand-ready obligation to deliver the corresponding services on a when-and-if-available basis during the subscription period and enterprise customers simultaneously and continuously receive and consume the benefits as the Group provides the services throughout the subscription period. Therefore, a time-based measure of progress best reflects the satisfaction of the performance obligations and the Group recognizes revenues on a straight-line basis over the subscription period. Revenues recognized over time for the nine months ended September 30, 2021 and 2022 were RMB2,207,283 and RMB2,509,702, respectively.
●	For services with definite and limited number of usages within an expiration period, upon the delivery of the individual services, the Group satisfies its performance obligations and enterprise customers benefit from its performance obligations, and therefore revenues are recognized at a point in time; and if these services are unused within the expiration period, the Group recognizes the relevant revenues when they expire. Revenues recognized at a point in time for the nine months ended September 30, 2021 and 2022 were RMB929,771 and RMB881,946, respectively.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.4	Revenue recognition (continued)

Other services

Other services mainly represent paid value-added tools offered to job seekers such as increased exposure of resume and candidate competitive analysis.

The Group defines enterprise customers who contributed revenue of RMB50 or more annually as key accounts, who contributed revenue between RMB5 and RMB50 annually as mid-sized accounts, and who contributed revenue of RMB5 or less annually as small-sized accounts.

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Online recruitment services to enterprise customers
—Key accounts	643,114	775,037
—Mid-sized accounts	1,080,514	1,375,551
—Small-sized accounts	1,413,426	1,241,060
Others	31,424	37,139
Total	3,168,478	3,428,787

Arrangements with multiple performance obligations

Multiple performance obligations exist when enterprise customers purchase subscription packages which include an array of services. For those services included in subscription packages, the selling prices are consistently made references to the standalone selling prices when sold separately. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price, considering bulk-sale price discounts offered to certain enterprise customers where applicable.

Deferred revenue

The Group records deferred revenue when the Group receives customers’ payments in advance of transferring control of services to customers. Substantially all deferred revenue recorded are expected to be recognized as revenues in the next twelve months.

Remaining performance obligations

Remaining performance obligations represent the amount of contracted future revenues not yet recognized as the amount relate to undelivered performance obligations. Substantially all of the Group’s contracts with customers are within one year in duration. As such, the Group has elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5  Share-based compensation

The Group grants share options and restricted share units (“RSUs”) to its management, other key employees and eligible nonemployees. Such compensation is accounted for in accordance with ASC 718, Compensation-Stock Compensation. The Group adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, for the periods presented. Under ASU 2018-07, the accounting for nonemployees’ share-based awards are similar to the model for employee awards. And forfeitures are accounted for when they occur.

Share-based awards with service conditions only are measured at the grant-date fair value of the awards and recognized as expenses using the straight-line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an IPO or change of control as a performance condition, are measured at the grant-date fair value, and cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded upon the completion of the Company’s IPO in June 2021.

The fair value of share options is estimated using the binomial option-pricing model. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions. The fair value of the RSUs, which were granted subsequent to the completion of the Company’s IPO, is estimated based on the fair value of the underlying ordinary shares of the Company on the grant date.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards.

2.6  Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify the accounting for income taxes. The standard is effective for public companies for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group adopted this ASU from January 1, 2022, which didn’t have a material impact on the consolidated financial statements.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB amended guidance related to the expected credit loss of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2019, the FASB issued ASU 2019-10, which amends the effective date for credit losses as follows: for public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, the standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; for all other entities, the standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group’s fiscal year beginning January 1, 2023. The ASU is not expected to have a material impact on the consolidated financial statements.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	CONCENTRATION AND RISKS
3.1	Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk primarily consist of cash and cash equivalents and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit rating and quality. The Group hasn’t noted any significant credit risk.

3.2	Concentration of customers

Substantially all revenues were derived from customers located in China. No customer accounted for greater than 10% of total revenues of the Group in any of the periods presented.

3.3	Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.7% in 2019. The appreciation of the RMB against the US$ was approximately 6.5% and 2.3% in 2020 and 2021, respectively. The depreciation of the RMB against the US$ was approximately 11.4% for the nine months ended September 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.	SHORT-TERM INVESTMENTS

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Wealth management products	884,996	2,764,368

The investment income from wealth management products for the nine months ended September 30, 2021 and 2022 was RMB15,791 and RMB31,112, respectively.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Prepaid advertising expenses and service fee	234,490	233,392
Receivables from third-party on-line payment platforms	63,866	97,493
Deposits	63,814	71,678
Staff loans and advances	52,695	49,693
Receivables related to the exercise of share-based awards*	289,822	39,092
Others	19,896	57,826
Total	724,583	549,174
*	It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

6.PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Electronic equipment	429,683	675,696
Leasehold improvement	65,885	94,034
Furniture and fixtures	12,784	16,922
Motor vehicles	3,904	3,904
Software	3,126	4,055
Total cost	515,382	794,611
Less: accumulated depreciation	(146,256)	(243,717)
Total property, equipment and software, net	369,126	550,894

Depreciation expenses were RMB55,396 and RMB97,954 for the nine months ended September 30, 2021 and 2022, respectively.

7.ACCOUNTS PAYABLE

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Payables for advertising expenses	30,646	26,777
Payables for purchase of property, equipment and software	19,987	19,450
Others	2,330	5,536
Total	52,963	51,763

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Salary, welfare and bonus payable	373,286	378,599
Tax payable(1)	218,419	84,864
Virtual accounts used in the Group’s platform(2)	41,070	53,616
Consideration payable for share repurchase	—	67,443
Contingent liability (Note 16)	—	14,882
Others	12,363	39,543
Total	645,138	638,947
(1)	Tax payable as of December 31, 2021 mainly included value-added tax, enterprise income tax and individual income tax payable mainly related to the exercise of share-based awards.
(2)	It represents the advance payments from customers that were refundable and stored in their own virtual accounts in the Group’s platform, which they have rights to exchange for services provided on the online recruitment platform.

9.	OPERATING LEASE

The Group has operating leases primarily for offices. The components of lease expenses are as follows:

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Operating lease expenses	83,318	118,027
Expenses for short-term leases within 12 months	1,776	1,408
Total lease expenses	85,094	119,435

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Right-of-use assets	309,085	310,445

Operating lease liabilities, current	127,531	150,513
Operating lease liabilities, non-current	183,365	163,800
Total operating lease liabilities	310,896	314,313

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Weighted average remaining lease term (in years)	3.26	2.75
Weighted average discount rate	4.82%	4.81%

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9.	OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to operating leases is as follows:

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of operating lease liabilities	70,602	113,978
Right-of-use assets obtained in exchange for operating lease liabilities	193,660	107,771

Maturities of operating lease liabilities are as follows:

As of September 30,
2022
RMB
Succeeding period in 2022	38,417
2023	146,455
2024	78,142
2025	46,149
2026	25,451
2027	1,834
Thereafter	—
Total undiscounted lease payments	336,448
Less: imputed interest	(22,135)
Total operating lease liabilities	314,313

10.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties with which the Group had transactions during the periods presented and their relationships with the Group:

Name of related parties	Relationship with the Group
Image Frame Investment (HK) Limited (under the control of Tencent Holdings Limited)	Principal shareholder of the Group

Details of major amounts due from related parties for the periods presented are as follows:

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB
Receivables from Tencent Group’s on-line payment platform*	4,284	6,698
Prepaid cloud service fee to Tencent Group*	2,331	3,352
Total	6,615	10,050

Details of major transactions with related parties for the periods presented are as follows:

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Cloud services from Tencent Group*	12,445	18,877
On-line payment platform clearing services from Tencent Group*	4,344	3,652
Total	16,789	22,529
*

Tencent Group represents companies under the control of Tencent Holdings Limited, including Image Frame Investment (HK) Limited. The Group purchases cloud services and on-line payment platform clearing services from Tencent Group, which are trade in nature.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	TAXATION
(a)	Value added tax

The Group is subject to statutory VAT rate of 6% for revenues from online recruitment service in the PRC.

(b)	Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which is effective from January 1, 2008, domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires.

Huapin is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented, which will expire in 2022 and need to be re-applied.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year. The additional deduction of 75% of qualified research and development expenses is subject to the approval from the relevant tax authorities.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.	ORDINARY SHARES

In March 2021, the Company repurchased a total of 1,181,339 Class B ordinary shares from TECHWOLF LIMITED at a price of US$5.33 per share. Immediately after the repurchase, those Class B ordinary shares were cancelled. The difference between the purchase price and the fair value of Class B ordinary shares was recorded as additional paid-in capital in the consolidated financial statements.

In June 2021, the Company completed its IPO and 110,400,000 Class A ordinary shares were issued with total net proceeds of RMB6,406,872. Upon the completion of the IPO, all of the preferred shares were automatically converted to 551,352,134 Class A ordinary shares.

In June 2021, the Company issued and granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED (Note 14).

In March 2022, the Company’s Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$150 million of its American depositary shares (“ADSs”) over the following 12 months. Under this share repurchase program, during the nine months ended September 30, 2022, the Company repurchased a total of 2,685,700 ADSs (representing a total of 5,371,400 Class A ordinary shares) for approximately US$51.2 million (RMB346.5 million) on the open market. The repurchased ordinary shares were accounted for under the cost method and included as treasury shares as a component of the shareholders’ equity.

As of September 30, 2022, 1,500,000,000 shares had been authorized; 749,323,103 Class A ordinary shares were issued, out of which 731,868,565 Class A ordinary shares were outstanding, and 140,830,401 Class B ordinary shares were issued and outstanding.

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 20, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,000,000 Series A Convertible Redeemable Preferred Shares (the “Series A Preferred Shares”) were issued on May 20, 2014 for an aggregated consideration of US$3,000. The Company incurred issuance costs of US$20 in connection with this offering.

On December 16, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 26,666,667 Series B Convertible Redeemable Preferred Shares (the “Series B Preferred Shares”) were issued on December 16, 2014 for an aggregated consideration of US$4,000. The Company incurred issuance costs of US$41 in connection with the offering of Series B Preferred Shares. Besides, the Company also issued 13,333,333 Series B Preferred Shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, the Company’s Founder, Chairman and CEO, with no consideration received. Then the Company repurchased all of the Series B Preferred Shares issued to TECHWOLF LIMITED at par value and sold them to one of previous Series B investor on April 8, 2015 at the original issue price of the Series B Preferred Shares.

On April 8, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,000,000 Series C Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”) were issued on April 8, 2015 for an aggregated consideration of US$10,000. The Company incurred issuance costs of US$40 in connection with this offering.

On July 7, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 45,319,316 Series C-1 Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”, “Series C-1 Preferred Shares” or “Series C Preferred Shares Tranche I”) were issued on July 7, 2016 for an aggregated consideration of US$12,508. The Company incurred issuance costs of US$86 in connection with this offering of Series C-1 Preferred Shares.

On August 15, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 42,251,744 Series C-2 Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”, “Series C-2 Preferred Shares” or “Series C Preferred Shares Tranche II”) were issued on August 15, 2016 for an aggregated consideration of US$18,000. The Company incurred issuance costs of US$100 in connection with this offering.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

On February 10, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 11,497,073 Series C-3 Convertible Redeemable Preferred Shares (the “Series C Preferred Shares”, “Series C-3 Preferred Shares” or “Series C Preferred Shares Tranche III”) were issued on February 10, 2017 for an aggregated consideration of US$6,001. The Company incurred issuance costs of US$32 in connection with this offering.

On November 2, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 60,856,049 Series D Convertible Redeemable Preferred Shares (the “Series D Preferred Shares”) were issued on November 2, 2017 for an aggregated consideration of US$43,394. The Company incurred issuance costs of US$1,132 in connection with this offering.

On December 18, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 83,474,263 Series E Convertible Redeemable Preferred Shares (the “Series E Preferred Shares”) were issued on December 18, 2018 for an aggregated consideration of US$130,000. The Company incurred issuance costs of US$3,376 in connection with this offering.

On March 8, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 32,373,031 Series E+ Convertible Redeemable Preferred Shares (the “Series E Preferred Shares”, “Series E-1 Preferred Shares” or “Series E Preferred Shares Tranche I”) were issued on March 8, 2019 for an aggregated consideration of US$55,000. The Company incurred issuance costs of US$1,982 in connection with this offering.

On July 4, 2019, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,226,073 Series E-2 Convertible Redeemable Preferred Shares (the “Series E Preferred Shares”, “Series E-2 Preferred Shares” or “Series E Preferred Shares Tranche II”) were issued on July 4, 2019 for an aggregated consideration of US$50,000. The Company incurred issuance costs of US$1,917 in connection with this offering.

On February 10, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 48,689,976 Series F Convertible Redeemable Preferred Shares (the “Series F Preferred Shares”) were issued on February 10, 2020 for an aggregated consideration of US$150,000. The Company incurred issuance costs of US$1 in connection with this offering.

On November 27, 2020, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,664,609 Series F+ Convertible Redeemable Preferred Shares (the “Series F Preferred Shares” or “Series F-plus Preferred Shares”) were issued on November 27, 2020 for an aggregated consideration of US$270,000. The Company incurred issuance costs of US$3,080 in connection with this offering.

The Series A, B, C, D, E and F Preferred Shares are collectively referred to as the Preferred Shares. The holders of Preferred Shares are collectively referred to as the Preferred Shareholders. The key terms of the Preferred Shares issued by the Company are as follows:

Conversion rights

Optional conversion

Each Series A, B, C, D, E and F Preferred Share shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of Class A ordinary shares as determined by the quotient of the applicable issue price divided by the then effective applicable conversion price with respect to such particular series of Preferred Shares, which shall initially be the applicable issue price for the Series A, B, C, D, E and F Preferred Shares, as the case may be, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuances, share dividends, distributions, subdivisions, redemptions, combinations, or reorganizations, mergers, consolidations, reclassifications, exchanges or substitutions.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Automatic conversion

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issue price by the conversion price (initially being 1 to 1 conversion ratio). The conversion price of each Preferred Share is the same as its original issue price and no adjustments to conversion price have occurred so far.

Each Series A, B, C, D, E and F Preferred Share shall automatically be converted into Class A ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”), or (ii) the written approval of the holders of a majority of each series of Preferred Shares (calculated and voting separately in their respective single class on an as-converted basis).

Prior to the Series D Preferred Shares issuance on November 2, 2017, a “Qualified IPO” was defined as an initial public offering with gross proceeds no less than US$60 million and capitalization of the Company of no less than US$350 million prior to such initial public offering. Upon the issuance of Series D Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$90 million and US$900 million, respectively. Upon the issuance of Series E Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$2,000 million, respectively. Upon the issuance of Series F Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$100 million and US$3,300 million, respectively. Upon the issuance of Series F-plus Preferred Shares, the gross proceeds and market capitalization criteria for a “Qualified IPO” were increased to US$300 million and US$5,000 million, respectively.

Voting rights

Each holder of Series A, B, C, D, E and F Preferred Shares is entitled to cast the number of votes equal to the number of Class A ordinary shares such Preferred Shares would be entitled to convert into at the then effective conversion price. There was a modification to the voting rights of the shares controlled by Mr. Peng Zhao when the Series F and Series F-plus Preferred Shares were issued as follows:

●	the voting rights of ordinary shares controlled by Mr. Peng Zhao was modified to carry 10 votes in connection with the Series F Preferred Shares financing; and
●	the voting rights of shares controlled by Mr. Peng Zhao was modified to carry 15 votes in connection with the Series F-plus Preferred Shares financing.

Dividend rights

Each Preferred Share shall have the right to receive dividends, on an as-converted basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the Preferred Shares have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

Liquidation preference

In the event of any liquidation (unless waived by the majority of Preferred Shareholders) including deemed liquidation, dissolution or winding up of the Company, Preferred Shareholders shall be entitled to receive a per share amount equal to 100% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series F Preferred Shares, Series E Preferred Shares, Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

Redemption rights

At any time commencing on a date specified in the shareholders’ agreements (the “Redemption Start Date”), holders of majority (more than 50%) of the then outstanding Series A, B, C, D, E and F Preferred Shares may request a redemption of the Preferred Shares of such series. On receipt of a redemption request from the holders, the Company shall redeem all or part, as requested, of the outstanding Preferred Shares of such series.

The Redemption Start Date of Preferred Shares have been amended for a number of times historically. If any holder of any series of Preferred Shares exercises its redemption right, any holder of other series of Preferred Shares shall have the right to exercise the redemption of its series at the same time.

The redemption prices have been modified historically. Prior to the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 10% compound interest per annum (calculated from the issuance date of the respective series of Preferred Shares), and declared but unpaid dividends. Upon the issuance of Series F Preferred Shares, the price at which each Preferred Share shall be redeemed shall equal to the original Preferred Shares issue price for such series plus 8% simple interest per annum (calculated from the issuance dates of the respective series of Preferred Shares), and declared but unpaid dividends.

If on the redemption date triggered by the occurrence of any redemption event, the Company’s assets or funds which are legally available are insufficient to pay in full the aggregate redemption price for Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a two-year note, bearing an interest of ten percent (10%) per annum and with repayment of the principal and interest to be made on a monthly basis over a period of twenty-four (24) months. Preferred Shares subject to redemption with respect to which the Company has become obligated to pay the redemption price but which it has not paid in full shall continue to have all the rights and privileges which such Preferred Shareholders had prior to such date, until the redemption price has been paid in full with respect to such Preferred Shares.

Conversion upon IPO

In June 2021, upon the completion of IPO, all of the Preferred Shares were automatically converted to 551,352,134 Class A ordinary shares on a one-for-one basis.

Accounting for preferred shares

The Company classified the Preferred Shares in the mezzanine equity section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB164,065 (US$25,284) for the nine months ended September 30, 2021.

The Company has determined that, under the whole instrument approach, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. However, the Company determined that the embedded feature, including conversion feature, do not require bifurcation as they either are clearly and closely related to the host or do not meet definition of a derivative.

The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent third-party appraiser.

Modification of preferred shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assess if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

Preferred shares modification were mainly included below:

●	Starting from the issuance of Series C Preferred Shares, optional redemption date of each pre-existing Preferred Shares was modified and extended to the fifth anniversary of each newly issued series of Preferred Shares applicable closing date; and
●	On February 10, 2020, the Redemption Start Date of Series A, B, C, D and E Preferred Shares was extended from July 5, 2024 to February 10, 2025, which is to be in line with the optional redemption date of Series F Preferred Shares. In the meanwhile, redemption price interest rate was lowered from 10% compound interest per annum to 8% simple interest per annum commencing from Series F Preferred Shares original issuance date and ending on the date of redemption.

From both quantitative and qualitative perspectives, the Company assessed the impact of these modifications and concluded that they represented a modification rather than extinguishment of pre-existing preferred shares, and the impact of the modification was immaterial.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company’s convertible redeemable preferred shares activities for the nine months ended September 30, 2021 are summarized below:

	Series A		Series B		Series C		Series D		Series E		Series F
	Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Total
	Number		Number		Number		Number		Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount	of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of January 1, 2021	60,000,000	36,177	40,000,000	67,976	147,068,133	478,565	60,856,049	380,782	144,073,367	1,845,033	99,354,585	2,882,063	551,352,134	5,690,596
Accretion on convertible redeemable preferred shares to redemption value	—	1,057	—	2,006	—	13,580	—	10,823	—	51,072	—	85,527	—	164,065
Conversion of Preferred Shares to ordinary shares	(60,000,000)	(37,234)	(40,000,000)	(69,982)	(147,068,133)	(492,145)	(60,856,049)	(391,605)	(144,073,367)	(1,896,105)	(99,354,585)	(2,967,590)	(551,352,134)	(5,854,661)
Balance as of September 30, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	SHARE-BASED COMPENSATION
(a)	Share options

Since 2014, the Company has granted options to certain directors, executive officers and employees. The maximum aggregate number of ordinary shares that are authorized to be issued under the Company’s share award plans is 158,726,695 as of September 30, 2022. The share options have a contractual term of ten years.

Share options granted contain service conditions. With respect to the service conditions, there are 3 types of vesting schedule, which are: (i) 25% of the share options shall become vested on each anniversary of the vesting commencement date for 4 years thereafter; (ii) 50% of the share options shall become vested on each anniversary of the vesting commencement date for 2 years thereafter; and (iii) immediately vested upon grant.

For share options with service conditions only, those awards are measured at the grant-date fair value and recognized as expenses over the requisite service period, which is the vesting period. For certain share options granted to employees, even though the service condition might have been satisfied, employees are required to provide continued service through the occurrence of an IPO or change of control (“Trigger Event”). Given the vesting of these share options is contingent upon the occurrence of Trigger Event, no share-based compensation expenses were recognized for these share options until the completion of the IPO in June 2021, when cumulative share-based compensation expenses for the awards that have satisfied the service conditions were recorded.

The following table sets forth the activities of share options for the nine months ended September 30, 2021 and 2022, respectively:

		Weighted	Weighted		Weighted
		average	average	Aggregate	average
	Number of	exercise	remaining	intrinsic	grant-date
	options	price	contractual life	value	fair value
		US$	In Years	US$	US$
Outstanding as of January 1, 2021	107,133,353	1.16	6.84	226,639	0.64
Granted	32,710,153	4.08
Exercised	(47,697,284)	0.54
Forfeited	(2,924,868)	1.95
Outstanding as of September 30, 2021	89,221,354	2.53	8.21	1,379,942	2.77

Outstanding as of January 1, 2022	82,475,968	2.71	8.05	1,214,916	2.82
Granted	8,424	—
Exercised	(9,071,268)	1.45
Forfeited	(1,356,950)	2.91
Outstanding as of September 30, 2022	72,056,174	2.86	7.45	410,810	2.93

Vested and expected to vest as of September 30, 2022	72,056,174	2.86	7.45	410,810	2.93
Exercisable as of September 30, 2022	32,174,348	2.07	6.70	204,988	1.71

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying ordinary share at each reporting date.

As of September 30, 2022, there were US$130,916 of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 2.48 years and may be adjusted for future forfeitures.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	SHARE-BASED COMPENSATION (CONTINUED)
(a)	Share options (continued)

The Company uses binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions (or ranges thereof) are set as below:

For the nine months ended
September 30, 2021
Fair value of ordinary shares on the date of option grant	6.78 - 18.09
Risk-free interest rate(1)	1.6% - 2.0%
Expected term (in years)	10
Expected dividend yield(2)	0
Expected volatility(3)	58.8% - 59.8%
Expected early exercise multiple	2.2x - 2.8x
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of U.S. Treasury Strips with a maturity life equal to the expected life to expiration.
(2)	The Company has no history or expectation of paying dividends on its ordinary shares.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(b)	RSUs

After the completion of the Company’s IPO in June 2021, the Company started to grant RSUs to employees. One RSU represents a right relating to one Class A ordinary share of the Company. The RSUs were granted with service conditions. The fair value of the RSUs is estimated based on the market value of the underlying ordinary share of the Company at the grant date.

The following table summarizes activities of the Company’s RSUs for the nine months ended September 30, 2022:

	Number of	Weighted average
	RSUs	grant-date fair value
		US$
Outstanding as of January 1, 2021	—	—
Granted	202,274
Vested	—
Forfeited	—
Outstanding as of September 30, 2021	202,274	19.40

Outstanding as of January 1, 2022	3,521,118	19.05
Granted	11,994,570
Vested	(313,464)
Forfeited	(334,176)
Outstanding as of September 30, 2022	14,868,048	12.35

As of September 30, 2022, there were US$161,259 of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 3.54 years and may be adjusted for future forfeitures.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	SHARE-BASED COMPENSATION (CONTINUED)
(c)	Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses included in each of the relevant financial statement line items:

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Cost of revenues	24,568	25,204
Sales and marketing expenses	44,838	106,613
Research and development expenses	95,321	184,945
General and administrative expenses*	1,643,447	131,199
Total	1,808,174	447,961
*

In June 2021, the Company granted 24,745,531 Class B ordinary shares to TECHWOLF LIMITED and recorded share- based compensation expenses of RMB1,506.4 million in general and administrative expenses upon the grant (Note 12).

15.	BASIC AND DILUTED NET (LOSS)/INCOME PER SHARE

The computation of basic and diluted net (loss)/income per share for the nine months ended September 30, 2021 and 2022 is as follows:

	For the nine months ended September 30,
	2021	2022
	RMB	RMB
Numerator
Net (loss)/income	(1,304,144)	292,038
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	—
Net (loss)/income attributable to ordinary shareholders	(1,468,209)	292,038
Denominator
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic	420,605,543	870,385,113
Dilutive effect of share-based awards	—	46,527,458
Weighted average number of ordinary shares used in computing net (loss)/income per share, diluted	420,605,543	916,912,571
Net (loss)/income per share attributable to ordinary shareholders
—Basic	(3.49)	0.34
—Diluted	(3.49)	0.32

16.	COMMITMENTS AND CONTINGENCIES

Commitments

The Group engaged third parties for promoting its brand image through various advertising channels. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of September 30, 2022, future minimum advertising commitments under non-cancelable agreements were RMB110.5 million.

KANZHUN LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies

The Group and certain of the officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021 in the U.S. District Court for the District of New Jersey. On March 4, 2022, plaintiff filed the Amended Complaint, purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in the securities between June 11, 2021 and July 2, 2021, both inclusive. The action alleges that the Group made false and misleading statements regarding the business, operations and compliance policies in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. In May 2022, the Company filed its motion to dismiss the Amended Complaint. Briefing on the motion to dismiss was completed in July 2022, and a decision remains pending. In September 2022, the parties reached a tentative agreement in principle to settle the case. Accordingly, the Group has recorded a contingent liability of RMB14.9 million as of September 30, 2022. On November 10, 2022, the Court granted preliminary approval of the parties’ settlement agreement, pursuant to which, without any admission or finding of any wrongdoing on the part of any of the Defendants, the parties agreed that, in consideration of the Company’s payment of US$2.25 million, all actual and potential claims and causes of action that have been or could have been alleged against the Company and the individual defendant (including the individuals mentioned above) are resolved and discharged and precluded from being raised again in any future action. The payment of the settlement amount is due by mid-December 2022 and has been paid. The Court scheduled a fairness hearing for March 2023, after which the Court will decide whether to grant final approval of the settlement.

17.	FAIR VALUE MEASUREMENT

Information about inputs into the fair value measurement of the Group’s assets that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
		Quoted prices in active	Significant other	Significant
		markets for identical assets	observable inputs	unobservable inputs
Description	Fair value	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
As of December 31, 2021	884,996	—	884,996	—
As of September 30, 2022	2,764,368	—	2,764,368	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. For short-term investments, which consists of wealth management products, the Group refers to the quoted rate of return provided by financial institutions at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques as Level 2 of fair value measurement.